# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Pheton Holdings Ltd., CIK 0001970544
CUSIP: G71399102
Title of class of securities: Class A Ordinary Shares
Address of issuer's principal executive offices: Room 306, NET Building, Hong Jun Ying South Rd, Chaoyang Dist, Beijing, China (F4), 100101
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002066467

## Reporting persons
- Acceleration (BVI) LTD: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Virgin Islands British (D8); sole voting power 0; shared voting power 540,000; sole dispositive power 0; shared dispositive power 540,000; aggregate amount beneficially owned 540,000 (8.2% of the class)
  Comment: * Represents Class A ordinary shares held by Acceleration (BVI) LTD as of September 30, 2024.
  
  ** Percentage of class is calculated based on 6,582,000 Class A ordinary shares outstanding as of September 30, 2024.
- Qiji (Shenzhen) Consulting Management Enterprise (Limited Partnership): type of reporting person: non-U.S. institution (FI); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 540,000; sole dispositive power 0; shared dispositive power 540,000; aggregate amount beneficially owned 540,000 (8.2% of the class)
  Comment: * Represents Class A ordinary shares held by Acceleration (BVI) LTD as of September 30, 2024.
  
  ** Percentage of class is calculated based on 6,582,000 Class A ordinary shares outstanding as of September 30, 2024.
- Dong Meng: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 0; shared voting power 540,000; sole dispositive power 0; shared dispositive power 540,000; aggregate amount beneficially owned 540,000 (8.2% of the class)
  Comment: * Represents Class A ordinary shares held by Acceleration (BVI) LTD as of September 30, 2024.
  
  ** Percentage of class is calculated based on 6,582,000 Class A ordinary shares outstanding as of September 30, 2024.

## Item 1. Issuer
Name of issuer: Pheton Holdings Ltd.
Address of issuer's principal executive offices: Room 306, NET Building, Hong Jun Ying South Road, Chaoyang District, Beijing, China

## Item 2. Person Filing
Name of person filing:
Acceleration (BVI) LTD
Qiji (Shenzhen) Consulting Management Enterprise (Limited Partnership)
Dong Meng

The shares reported herein are directly held by Acceleration (BVI) LTD. Qiji (Shenzhen) Consulting Management Enterprise (Limited Partnership) is the 100% shareholder of Acceleration (BVI) LTD. Dong Meng is the Executive Partner of Qiji (Shenzhen) Consulting Management Enterprise (Limited Partnership). Accordingly, Qiji (Shenzhen) Consulting Management Enterprise (Limited Partnership) and Dong Meng may be deemed to indirectly beneficially own the securities of the Issuer held by Acceleration (BVI) LTD.
Address of principal business office or, if none, residence:
Business address of Acceleration (BVI) LTD: Start Chambers, Wickham's Cay II, P.O. Box 2221, Road Town, Tortola, British Virgin Islands.

Business address of Qiji (Shenzhen) Consulting Management Enterprise (Limited Partnership): 2810D, 2801-2810, Excellence Times Square Building, No.4068, Yitian Road, Fu'an Community, Futian Street, Futian District, Shenzhen City, Guangdong Province, China.

Business address of Dong Meng: 2810D, 2801-2810, Excellence Times Square Building, No.4068, Yitian Road, Fu'an Community, Futian Street, Futian District, Shenzhen City, Guangdong Province, China
Citizenship:
Acceleration (BVI) LTD: British Virgin Islands
Qiji (Shenzhen) Consulting Management Enterprise (Limited Partnership): People's Republic of China
Dong Meng: People's Republic of China

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 540,000
Percent of class: 8.2%
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 540,000
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 540,000

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and between Acceleration (BVI) LTD, Qiji (Shenzhen) Consulting Management Enterprise (Limited Partnership), and Dong Meng

## Signatures
- Acceleration (BVI) LTD: /s/ Dong Meng, Dong Meng/Director of Acceleration (BVI) LTD (05/05/2025)
- Qiji (Shenzhen) Consulting Management Enterprise (Limited Partnership): /s/ Dong Meng, Dong Meng/Executive Partner of Qiji (Shenzhen) Consulting Management Enterprise (Limited Partnership) (05/05/2025)
- Dong Meng: /s/ Dong Meng, Dong Meng (05/05/2025)